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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of January 2003

                           NATIONAL CONSTRUCTION INC.
                           --------------------------
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                             Form  20-F  xxx    Form  40-F  ___
                                                         ---

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.
                                                       Yes             No  xxx
                                                            ---            ----

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

January  2003  Information
--------------------------

1. January information- JANUARY 31: "National Construction Inc. Announces Third Quarter Results for Period Ended November 30, 2002".

2.   January  information-  JANUARY  24:  "National  Announces  Resignation  of
     Director".

3. January information- JANUARY 15: "National Construction Announces Joint Venture Agreement and over $5 Million of New Contracts".

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               National Construction Inc.--  SEC File No.  0-27144
               ---------------------------------------------------
                                  (Registrant)

Date:  February  5,  2003          By:  _________________________________
                                        Ian G. Wetherly, Chief Financial Officer


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NATIONAL  CONSTRUCTION  INC.  ANNOUNCES  THIRD  QUARTER RESULTS FOR PERIOD ENDED
NOVEMBER  30,  2002

16:49  EST  Friday,  January  31,  2003

BROSSARD,  QUEBEC--National Construction Inc. (TSX Venture Exchange: NAT, OTCBB:
NATS ("National") today announced results for the third quarter ended November 30, 2002.

Third  quarter  ended  November  30,  2002

Revenues were $22.6 million in the third quarter of fiscal 2002 compared to $9.6 million for the third quarter last year, an increase of 135%. Selling, general and administrative expenses totaled $0.8 million in the third quarter of fiscal 2002 compared to $1.2 million in the same period last year. Net income for the quarter was $227,520 or $0.02 a share compared to a loss of $154,754 or $0.04 a share last year.

For the nine months ended November 30, 2002, revenues were $55.9 million up $32.7 million for the same period last year. Gross profit for the nine months ended November 30, 2002 was $3.7 million compared to $1.5 million for the same period last year. The net loss for nine months ended November 30, 2002 was $146,118 or $0.01 per share compared to a loss of $855,114 or $0.20 a share for the same period last year.

Financial  Highlights  (000's  except  per  share  data)
Canadian  Dollars  (unaudited)

                            9 months  ended          3 months  ended
                          November   November   November  November
                              30        30         30        30
                             2002      2001       2002      2001
Revenues                   $55,950     $23,241   $22,603   $9,608
Gross  profit              3,748       3,004     1,523     1,238
Expenses                   3,894       4,207     1,192     1,340
Income  (loss)  before
income  taxes              (146)       (1,057)   330       (103)
Net  Loss                  (146)       (855)     228       (155)
Income  (loss)  per  share (0.01)      (0.20)    0.02      (0.04)
Total  assets              18,877      7,673     18,877    7,673
Shareholders'  equity      3,125       1,536     3,125     1,536

The complete financial statements for the third quarter ended November 30, 2002 are available at SEDAR at www.sedar.com



About  National  Construction  Inc.

National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the

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petrochemical  and  chemical,  oil  and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.

National currently has three subsidiaries, National Construction Group Inc., Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned.

This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.

FOR FURTHER INFORMATION PLEASE CONTACT: National Construction Inc., Ian G. Wetherly, Chief Financial Officer, 450-444-2405 ext. 2, The TSX Venture Exchange and the NASD OTC Bulletin Board have, not reviewed and do not accept responsibility for the, adequacy or accuracy of this press release.


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NATIONAL  ANNOUNCES  RESIGNATION  OF  DIRECTOR

16:38  EST  Friday,  January  24,  2003

BROSSARD,  QUEBEC--National Construction Inc. (TSX Venture Exchange: NAT, OTCBB:
NATS) ("National" or the "Company") announces that Robert Turgeon has resigned from the Board of Directors of National Construction Inc. to pursue other interests.

About  National  Construction  Inc.

National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.

National currently has three subsidiaries, National Construction Group Inc., Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned.

This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.

FOR FURTHER INFORMATION PLEASE CONTACT: Ian G. Wetherly, Chief Financial Officer, (450) 444-2405 ext. 241, The TSX Venture Exchange and the NASD OTC
Bulletin Board have, not reviewed and do not accept responsibility for the, adequacy or accuracy of this press release.



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NATIONAL  CONSTRUCTION  ANNOUNCES JOINT VENTURE AGREEMENT AND OVER $5 MILLION OF
NEW  CONTRACTS

11:32  EST  Wednesday,  January  15,  2003

BROSSARD,  QUEBEC--National Construction Inc. (TSX Venture Exchange: NAT, OTCBB:
NATS) ("National" or the "Company") announces it has entered into a 50-50 joint venture agreement with Themo-Garde Insulation Inc of Windsor Quebec .The National-Thermo Garde Joint Venture, which specializes in industrial insulation, recently was awarded two contracts in excess of $5.0 million by the SNC-Lavalin/Dragados joint venture for insulation work at the Interquisa Project in Montreal East. The work will begin immediately and is expected to be completed by June 2003. The two contracts will employ approximately 90 workers. "We are delighted to have Themo-Garde Insulation Inc. as partners" stated Jean Cormier, President of National. "Themo-Garde is a well respected industrial pipe insulator in the Province of Quebec and we expect to do more work together in the future," Cormier advised.

About  National  Construction  Inc.

National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.

National currently has three subsidiaries, National Construction Group Inc., Auprocon Limited and Entretien Industriel N-S Inc., all of which are wholly-owned.

The TSX Venture Exchange and the NASD OTC Bulletin Board have not reviewed and do not accept responsibility for the adequacy or accuracy of this press release.

This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.

FOR FURTHER INFORMATION PLEASE CONTACT: National Construction Inc., Ian G. Wetherly, Chief Financial Officer, (450) 444-2405 ext. 241



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